1502 RexCorp Plaza

15th Floor — West Tower

Uniondale, NY 11556

516.227.6600

516.394.1197

August 31, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Open Link Financial, Inc.
Registration Statement on Form S-1 (File No. 333-150854)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Open Link Financial, Inc. (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-150854), including all amendments and exhibits thereto  (the “Registration Statement”).  The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions for initial price offerings.  The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.  The Company may undertake a subsequent private offering of securities in reliance on Rule 155(c) under the Securities Act.

We would appreciate it if you would please provide to the undersigned, facsimile number 516-394-1196, and to the Company’s counsel, Chris Jensen of Morgan, Lewis & Bockius LLP, facsimile number 212-309-6001, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.

Should you have any questions regarding this matter, please contact the undersigned at 516-394-1296 or Chris Jensen at 212-309-6134.

Sincerely,
/s/ Kevin J. Hesselbirg
Kevin J. Hesselbirg
Chief Executive Officer

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